

September 20, 2012

<u>Via E-mail</u>
Dale R. Black
Chief Financial Officer
Isle of Capri Casinos, Inc.
600 Emerson Road, Suite 300
St. Louis, Missouri 63141

Re: Isle of Capri Casinos, Inc.
Registration Statement on Form S-4
Filed September 7, 2012
File No. 333-183783

Dear Mr. Black:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note, on page (ii), that you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

<u>Exhibits</u>

<u>Exhibit 99.1 Form of Letter of Transmittal</u>

2.   In the third paragraph on page 7, it appears that note holders are acknowledging that they have "read" all of the terms of the exchange offer. Please note that note holders should

Dale R. Black
Isle of Capri Casinos, Inc.
September 20, 2012
Page 2

       not be required to acknowledge or certify that they have "read," "reviewed" or "understand" all of the terms of the exchange offer. Please revise this letter accordingly.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any questions.

       Sincerely,

       /s/ Duc Dang

       Duc Dang
       Senior Counsel